Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 6, 2012

BAYTEX THIRD QUARTER RESULTS AND CONFERENCE CALL
NOVEMBER 13, 2012

CALGARY, ALBERTA (November 6, 2012) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2012 third quarter financial and operating results prior to the opening of markets on Tuesday, November 13, 2012.  A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date: Tuesday, November 13, 2012

Time: 9:00 a.m. MST (11:00 a.m. EST)

Dial-in: 416-340-2216 or toll free in North America 1-866-226-1792

Webcast: http://events.digitalmedia.telus.com/baytex/111312/index.php

An archived recording of the conference call will be available until November 20, 2012 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 800-3366-3052) and entering reservation code 7190805. The conference call will also be archived on the Baytex website at www.baytex.ab.ca.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 87% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil.  Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.  For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca